# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ON24 INC., CIK 0001110611
CUSIP: 68339B104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 50 BEALE STREET, 8TH FLOOR, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 12/29/2025
Amends the filing with accession number 0001104659-23-021704
Filed by CIK 0001734341
Persons authorized to receive notices and communications: Cynthia Paul, Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York (NY), 10573, 914-449-4660

## Reporting persons
- Lynrock Lake LP (CIK 0001734341): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 8,293,974; shared voting power 0; sole dispositive power 8,293,974; shared dispositive power 0; aggregate amount beneficially owned 8,293,974 (19.5% of the class)
- Lynrock Lake Partners LLC (CIK 0001771092): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 8,293,974; shared voting power 0; sole dispositive power 8,293,974; shared dispositive power 0; aggregate amount beneficially owned 8,293,974 (19.5% of the class)
- Cynthia Paul (CIK 0001736572): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 8,384,049; shared voting power 0; sole dispositive power 8,384,049; shared dispositive power 0; aggregate amount beneficially owned 8,384,049 (19.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ON24 INC.
Address of issuer's principal executive offices: 50 BEALE STREET, 8TH FLOOR, SAN FRANCISCO, California (CA), 94105
Comment: This Amendment No. 6 (this "Amendment No. 6" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2023 and amended on March 13, 2023, August 11, 2023, January 16, 2024, May 14, 2025 and June 10, 2025 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On December 29, 2025, the Issuer, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cvent Atlanta, LLC, a Delaware limited liability company ("Parent"), and Summit Sub Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent following the proposed transaction. Parent and Merger Sub are affiliated with Cvent, Inc. and have agreed to acquire all of the Issuer's outstanding shares of common stock for $8.10 per share, in cash.

The board of directors of the Issuer (the "Board") has unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (ii) determined that the Merger Agreement and the transactions contemplated by the Agreement, including the Merger, are advisable, fair to, and in the best interests of the Issuer and the stockholders of the Issuer, (iii) resolved to recommend that the stockholders of the Issuer adopt the Merger Agreement in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and (iv) directed that the adoption of the Merger Agreement be submitted for consideration by the Issuer's stockholders.

Upon the closing of the Merger, the Common Stock will be deregistered under the Exchange Act and cease to be listed for trading on the New York Stock Exchange.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit B hereto and incorporated by reference herein.

Voting and Support Agreement

In connection with the execution of the Merger Agreement, Parent entered into a separate voting and support agreement (the "Voting and Support Agreement") with individuals and entities, including Lynrock Fund, (collectively, "Supporters"). Pursuant to the Voting and Support Agreement, each Supporter has agreed, among other things, to (i) vote or cause to be voted all of its shares of common stock of the Issuer in favor of the Merger and the transactions contemplated by the Merger Agreement and (ii) prior to the Expiration Time (as defined in the Voting and Support Agreement) and subject to limited exceptions, not to sell or otherwise transfer any of its shares of common stock of the Issuer other than with the consent of Parent. The shares of common stock of the Issuer beneficially owned by the Supporters represented approximately 39% of the outstanding shares of the Issuer's common stock as of December 26, 2025. The adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding common stock of the Issuer is the only vote or approval of the holders of any of the Issuer's capital stock necessary to adopt the Merger Agreement and consummate the Merger. The Voting and Support Agreements each terminate upon a Company Adverse Recommendation Change (as defined in the Merger Agreement).

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, a copy of which is filed as Exhibit C hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 42,462,682 shares of the Issuer's common stock outstanding as of December 26, 2025, as represented in the Merger Agreement filed as an exhibit to the Issuer's Current Report on Form 8-K filed with the SEC on December 30, 2025.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 8,293,974 shares of common stock held directly by Lynrock Fund and (ii) 90,075 shares of common stock held by Ms. Paul. The preceding does not include an aggregate of 51,020 shares of common stock underlying restricted stock unit awards granted to Ms. Paul pursuant to the Issuer's Non-employee Director Compensation Policy. The shares underlying the awards are reported as common stock beneficially owned by Ms. Paul in her reports filed pursuant to Section 16 of the Exchange Act in accordance with applicable provisions of Section 16 of the Securities Exchange Act and SEC staff interpretive positions. However, because the shares underlying the restricted stock unit awards may not be acquired by Ms. Paul within 60 days of the date hereof, they are not considered to be beneficially owned by Ms. Paul for purposes of Section 13 of the Securities Exchange Act and, therefore, are excluded from the shares reported herein as beneficially owned.

Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC (the "General Partner"), the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the most recent amendment to this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Certain feeder funds that invest in Lynrock Fund may have the right to receive dividends from, and proceeds from the sale of, the common stock directly held by Lynrock Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A. Joint Filing Agreement, dated February 14, 2023 (incorporated by reference to the Statement, filed on February 14, 2023).

B. Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-39965) filed on December 30, 2025).

C. Form of Voting and Support Agreement (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K (File No. 001-39965) filed on December 30, 2025).

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, By Lynrock Lake Partners LLC, its General Partner, By Cynthia Paul, Sole Member (12/31/2025)
- Lynrock Lake Partners LLC: /s/ Cynthia Paul, By /s/ Cynthia Paul, Sole Member (12/31/2025)
- Cynthia Paul: /s/ Cynthia Paul, Cynthia Paul (12/31/2025)